June 11, 2012

Mr. Brian McAllister
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. McAllister:

FILE NO. 000-29948
FORM 20-F DATED FEBRUARY 28, 2011
FILED SEPTEMBER 30, 2011

Please find attached filed as correspondence, as agreed with the SEC, a Form 20-F for the period ending February 28, 2011 which addresses the comments raised in the review of your letter dated May 18, 2012.

The specific comments relate to items:

1.	15.B
2.	16.F
3.	Exhibit 99.1

Yours truly,

Wayne Fraser,
Interim Chief Financial Officer.